UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)

HYSTER-YALE MATERIALS HANDLING, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,058
	8	SHARED VOTING POWER 2,878,366
	9	SOLE DISPOSITIVE POWER 65,058
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,943,424
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.83%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,943,424

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,943,424
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.83%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,136
	8	SHARED VOTING POWER 2,878,366
	9	SOLE DISPOSITIVE POWER 51,136
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,929,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.43%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,929,502

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,929,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.43%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,552
	8	SHARED VOTING POWER 2,878,366
	9	SOLE DISPOSITIVE POWER 30,552
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,908,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.83%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,908,918

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,908,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.83%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacob Alan Kuipers Main Trust u/a/d April 26, 2016, as amended
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

Part II to Schedule 13D/A

This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock, par value $0.01 per share (“Class B Common”), of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by certain signatories to the Stockholders’ Agreement, dated as of September 12, 2012, among the stockholders party thereto and the Issuer (as amended on December 31, 2012, January 18, 2013, March 27, 2015, December 29, 2015, December 2, 2016, December 22, 2016, February 6, 2017, October 30, 2018, December 5, 2019, December 31, 2020, December 7, 2021, December 12, 2022 and February 12, 2024 the “Stockholders’ Agreement”), that appeared in the Schedule 13D filed by the Reporting Persons on October 9, 2012 (the “Initial Filing”), as amended by Amendment No. 1 filed on February 14, 2013 (“Amendment No. 1”), as further amended by Amendment No. 2 filed on February 14, 2014 (“Amendment No. 2”), as further amended by Amendment No. 3 filed on February 17, 2015 (“Amendment No. 3”), as further amended by Amendment No. 4. filed on February 16, 2016 (“Amendment No. 4”), as further amended by Amendment No. 5 filed on February 14, 2017 (“Amendment No. 5”), as further amended by Amendment No. 6 filed on February 14, 2018 (“Amendment No. 6”), as further amended by Amendment No. 7 filed on February 14, 2019 (“Amendment No. 7”), as further amended by Amendment No. 8 filed on February 13, 2020 (“Amendment No. 8”), as further amended by Amendment No. 9 filed on February 12, 2021 (“Amendment No. 9”), as further amended by Amendment No. 10 filed on February 14, 2022 (“Amendment No. 10”) and as further amended by Amendment No. 11 filed on February 14, 2023 (together with the Initial Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10, the “Filings”). This Amendment No. 12 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2. Identity and Background.

The statements under the heading Alfred M. Rankin, Jr., which appear in the Filings, are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Non-Executive Chairman of Hamilton Beach Brands Holding Company at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Executive Chairman of the Issuer at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Non-Executive Chairman of NACCO Industries, Inc. at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

The statements under the heading 2012 Helen R. Butler GST Trust, which appear in the Filings, are hereby deleted and replaced by the following:

2012 Helen R. Butler GST Trust. Helen R. Butler is the trustee of the trust. Ms. Butler’s resident address is 7575 Old Mill Rd, P.O. Box 477, Gates Mills, OH 44040. She is a Sales Associate at Wool and Willow.

The statements under the heading 2012 Clara R. Williams GST Trust, which appear in the Filings, are hereby deleted and replaced by the following:

2012 Clara R. Williams GST Trust. Clara R. Williams is the trustee of the trust. Ms. Williams’ resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is a jewelry designer.

The following new Reporting Person shall be added:

Jacob Alan Kuipers Main Trust u/a/d April 26, 2016, as amended. Jacob A. Kuipers is the trustee of the trust. Mr. Kuipers’ address is 150 Miles Road, Chagrin Falls, Ohio 44022. Mr. Kuipers is a Partner with McDermott Will & Emery.

The statements under the heading Martha S. Kelly, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Susan Sichel, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Jennifer T. Jerome, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Caroline T. Ruschell, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading David F. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Beatrice B. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Thomas E. Taplin, Jr., which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Theodore D. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Britton T. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Frank F. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Trust created under the Agreement, dated August 26, 1974, between National City Bank, as trustee, and Thomas E. Taplin, Jr., for the benefit of Thomas E. Taplin, Jr., which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Trust created under the Agreement, dated October 15, 1975, between National City Bank, as trustee, and Theodore D. Taplin, for the benefit of Theodore D. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Taplin Annuity Trust #1 of Beatrice B. Taplin dated June 18, 2011, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Beatrice B. Taplin Trust/Custody dtd December 12, 2001, Beatrice B. Taplin, as Trustee, for the benefit of Beatrice B. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Cory Freyer, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Ngaio T. Lowry Trust, dated February 26, 1998, Caroline T. Ruschell, Trustee, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Caroline T. Ruschell Trust Agreement dated December 8, 2005, Caroline T. Ruschell as Trustee, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Jennifer Dickerman, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 and as amended, Beatrice Taplin, Trustee, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 amended, per IRC 1015(A) Dual Basis Sub-Account, Beatrice Taplin, Trustee, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading DiAhn Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Alfred M. Rankin, Jr.’s 2011 Grantor Retained Annuity Trust, which appear in the Filings, are hereby deleted in their entirety.

Item 5. Interest in Securities of the Issuer.

(a)—(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 3,301,718 shares of Class B Common, the aggregate number of shares of Class B Common that are subject to the terms of the Stockholders’ Agreement, representing 95.15% of the outstanding Class B Common as of December 31, 2023.

The statements under the heading Alfred M. Rankin, Jr., which appear in the Filings, are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 65,058 shares of Class B Common, shares the power to vote 2,878,366 Class B Common and shares the power to dispose of 2,878,366 shares of Class B Common. Collectively, the 2,943,424 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 84.83% of the Class B Common outstanding as of December 31, 2023.

The statements under the heading Victoire G. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Victoire G. Rankin. Ms. Rankin shares the power to dispose of 2,943,424 shares of Class B Common. Collectively, the 2,943,424 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 84.83% of the Class B Common outstanding as of December 31, 2023.

The statements under the heading Roger F. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Roger F. Rankin. Mr. Rankin has the sole power to vote and dispose of 51,136 shares of Class B Common, shares the power to vote 2,878,366 Class B Common and shares the power to dispose of 2,878,366 shares of Class B Common. Collectively, the 2,929,502 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 84.43% of the Class B Common outstanding as of December 31, 2023.

The statements under the heading Alison A. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alison A. Rankin. Ms. Rankin shares the power to dispose of 2,929,502 shares of Class B Common. Collectively, the 2,929,502 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 84.43% of the Class B Common outstanding as of December 31, 2023.

The statements under the heading Claiborne R. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 30,552 shares of Class B Common, shares the power to vote 2,878,366 Class B Common and shares the power to dispose of 2,878,366 shares of Class B Common. Collectively, the 2,908,918 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 83.83% of the Class B Common outstanding as of December 31, 2023.

The statements under the heading Chloe O. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Chloe O. Rankin. Ms. Rankin shares the power to dispose of 2,908,918 shares of Class B Common. Collectively, the 2,908,918 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 83.83% of the Class B Common outstanding as of December 31, 2023.

The following new Reporting Person shall be added:

Jacob Alan Kuipers Main Trust u/a/d April 26, 2016, as amended. The trust has no power to vote or dispose of any shares of Class B Common. Jacob A. Kuipers, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

The statements under the heading Martha S. Kelly, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Susan Sichel, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Jennifer T. Jerome, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Caroline T. Ruschell, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading David F. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Beatrice B. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Thomas E. Taplin, Jr. which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Theodore D. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Britton T. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Frank F. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Trust created under the Agreement, dated August 26, 1974, between National City Bank, as trustee, and Thomas E. Taplin, Jr., for the benefit of Thomas E. Taplin, Jr., which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Trust created under the Agreement, dated October 15, 1975, between National City Bank, as trustee, and Theodore D. Taplin, for the benefit of Theodore D. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Taplin Annuity Trust #1 of Beatrice B. Taplin dated June 18, 2011, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Beatrice B. Taplin Trust/Custody dtd December 12, 2001, Beatrice B. Taplin, as Trustee, for the benefit of Beatrice B. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Cory Freyer, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Ngaio T. Lowry Trust, dated February 26, 1998, Caroline T. Ruschell, Trustee, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Caroline T. Ruschell Trust Agreement dated December 8, 2005, Caroline T. Ruschell as Trustee, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Jennifer Dickerman, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 and as amended, Beatrice Taplin, Trustee, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 amended, per IRC 1015(A) Dual Basis Sub-Account, Beatrice Taplin, Trustee, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading DiAhn Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Alfred M. Rankin, Jr.’s 2011 Grantor Retained Annuity Trust, which appear in the Filings, are hereby deleted in their entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in the Filings with respect to the Stockholders’ Agreement is hereby amended by inserting at the end thereof the following:

Stockholders’ Agreement

Effective February 12, 2024, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Stockholders’ Agreement to add an additional Participating Stockholder and remove certain Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to the Stockholders’ Agreement is attached hereto as Exhibit 43 and is incorporated herein in its entirety.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended by adding the following:

Exhibit 43	Thirteenth Amendment to Stockholders’ Agreement, dated as of February 12, 2024, by and among the Issuer, the new Participating Stockholder and the Participating Stockholders.

Exhibit 44	Joint Filing Agreement.

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Rankin Associates I, L.P.*
Attorney-in-Fact for Trust dated 9/28/2000 between Alfred M. Rankin, Jr., as Trustee & Bruce T. Rankin, for the benefit of Bruce T. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo
A. Farnham Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Rankin Associates II, L.P.*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for Clara Rankin Butler*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Griffin B. Butler*
Attorney-in-Fact for Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000*
Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of A. Farnham Rankin*
Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of Elisabeth M. Rankin*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Clara Rankin Williams, as Custodian for Margo Jamison Victoire Williams*
Attorney-in-Fact for Clara Rankin Butler 2002 Trust DTD 11/5/2002*

Attorney-in-Fact for Griffin Bedwell Butler 2002 Trust DTD 11/5/2002*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for David BH Williams, Trustee UAD The Margo Janison Victoire Williams 2004 Trust*
Attorney-in-Fact for David BH Williams, Trustee UAD The Helen Charles Williams 2004 Trust*
Attorney-in-Fact for David BH Williams as Custodian for Helen Charles Williams*
Attorney-in-Fact for Julia L. Rankin Kuipers*
Attorney-in-Fact for Trust dated December 21, 2004, between Claiborne R. Rankin, as trustee, & Julia L. Rankin, creating a trust FBO Julia L. Rankin*
Attorney-in-Fact for Thomas Parker Rankin*
Attorney-in-Fact for Scott Seelbach, as Custodian for Taplin Elizabeth Seelbach*
Attorney-in-Fact for Chloe R. Seelbach, Trustee UAD 2/2/05 The Taplin Elizabeth Seelbach Trust*
Attorney-in-Fact for Rankin Associates IV, L.P.*
Attorney-in-Fact for Matthew M Rankin & James T. Rankin Co-Trustees for Mary M. Rankin U/A/D May 10, 2007*
Attorney-in-Fact for Matthew M. Rankin & James T. Rankin Co-Trustees for William Alexander Rankin U/A/D May 10, 2007*
Attorney-in-Fact for Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Isabelle Scott Seelbach*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Jacob A. Kuipers*
Attorney-in-Fact for Matthew M. Rankin, as Custodian for Mary Marshall Rankin*
Attorney-in-Fact for Matthew M. Rankin, as Custodian for William Alexander Rankin*
Attorney-in-Fact for Matthew M. Rankin, as Custodian for Margaret Pollard Rankin*
Attorney-in-Fact for Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Thomas Wilson Seelbach*
Attorney-in-Fact for Chloe R. Seelbach, as Custodian for Isabelle Seelbach*
Attorney-in-Fact for Alison A. Rankin, as Custodian for Elisabeth M. Rankin*
Attorney-in-Fact for A. Farnham Rankin*
Attorney-in-Fact for Trust dated January 11, 1965, PNC Bank & Alfred M. Rankin, Jr. as Co-Trustees, for the benefit of grandchildren*
Attorney-in-Fact for Trust dated 12/28/1978, PNC Bank & Alfred M. Rankin, Jr. as Co-Trustees, for the benefit of grandchildren*
Attorney-in-Fact for BTR 2012 GST Trust for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2012 GST Trust for Thomas P. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Helen R. Butler*

Attorney-in-Fact for BTR 2012 GST Trust for Elisabeth M. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Julia R. Kuipers*
Attorney-in-Fact for BTR 2012 GST Trust for Clara R. Williams*
Attorney-in-Fact for BTR 2012 GST Trust for Matthew M. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2012 GST Trust for James T. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Anne F. Rankin*
Attorney-in-Fact for The Anne F. Rankin Trust dated August 15, 2012*
Attorney-in-Fact for Thomas P.K. Rankin, Trustee of the trust created by the agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P.K. Rankin, as trustee, and Thomas P.K. Rankin, creating a trust for the benefit of Thomas P. K. Rankin**
Attorney-in-Fact for Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin**
Attorney-in-Fact for Claiborne R. Rankin Trust for children of Julia R. Kuipers, dated December 27, 2013 under Custody Agreement dated December 27, 2013, fbo Evelyn R. Kuipers***
Attorney-in-Fact for AMR Associates, LP****
Attorney-in-Fact for Vested Trust for the benefit of Margaret Pollard Rankin U/A/D December 4, 2015*****
Attorney-in-Fact for Vested Trust for the benefit of James T. Rankin, Jr. U/A/D December 4, 2015*****
Attorney-in-Fact for Claiborne R. Rankin Trust for the children of Claiborne R. Rankin, Jr. dated August 26, 2016 for the benefit of Claiborne Read Rankin, III*****
Attorney-in-Fact for Claiborne R. Rankin Trust for the children of Julia R. Kuipers dated December 27, 2013 fbo Matilda Alan Kuipers******
Attorney-in-Fact for Claiborne Read Rankin III (by Claiborne R. Rankin, Jr. as Custodian)******
Attorney-in-Fact for James T. Rankin, Jr. (by James T. Rankin, as Custodian)******
Attorney-in-Fact for Matilda Alan Kuipers (by Julia R. Kuipers, as Custodian)******
Attorney-in-Fact for Lauran Rankin*******
Attorney-in-Fact for Lauran Rankin Main Trust Agreement DTD 12/23/15*******
Attorney-in-Fact for Thomas Wilson Seelbach (by Chloe R. Seelbach, as Custodian)*******
Attorney-in-Fact for Evelyn R. Kuipers (by Julia R. Kuipers, as Custodian)*******
Attorney-in-Fact for Paige J. Rankin (by Claiborne R. Rankin, Jr., as Custodian)********

Attorney-in-Fact for Trust FBO Paige J. Rankin U/T/A Vested Trusts for Children of Claiborne R. Rankin, Jr., dated 8/26/2016 ********
Attorney-in-Fact for BTR 2020 GST for Helen R. Butler*********
Attorney-in-Fact for BTR 2020 GST for Clara R. Williams********
Attorney-in-Fact for BTR 2020 GST for Matthew M. Rankin********
Attorney-in-Fact for BTR 2020 GST for James T. Rankin*********
Attorney-in-Fact for BTR 2020 GST for Thomas P.K. Rankin*********
Attorney-in-Fact for BTR 2020 GST for Chloe R. Seelbach*********
Attorney-in-Fact for BTR 2020 GST for Claiborne R. Rankin, Jr********
Attorney-in-Fact for BTR 2020 GST for Julia R. Kuipers*********
Attorney-in-Fact for BTR 2020 GST for Anne F. Rankin*********
Attorney-in-Fact for BTR 2020 GST for Elisabeth M. Rankin*********
Attorney-in-Fact for CRW 2020 GST Trust for Margo J.V. Williams*********
Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams*********
Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler*********
Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler*********
Attorney-in-Fact for JCB 2020 GST Trust for Clara R. Butler*********
Attorney-in-Fact for JCB 2020 GST Trust for Griffin B. Butler*********
Attorney-in-Fact for Rankin Associates V, LP**********
Attorney-in-Fact for Rankin Associates VI, LP**********
Attorney-in-Fact for 2012 Helen R. Butler GST Trust**********
Attorney-in-Fact for 2012 Clara R. Williams GST Trust**********
Attorney-in-Fact for 2012 Chloe R. Seelbach GST Trust**********
Attorney-in-Fact for 2012 Claiborne R. Rankin, Jr. GST Trust**********
Attorney-in-Fact for 2012 Julia R. Kuipers GST Trust**********
Attorney-in-Fact for 2012 Anne F. Rankin GST Trust**********
Attorney-in-Fact for 2012 Elisabeth M. Rankin GST Trust**********
Attorney-in-Fact for 2012 Matthew M. Rankin GST Trust**********
Attorney-in-Fact for 2012 James T. Rankin GST Trust**********

Attorney-in-Fact for 2012 Thomas P. Rankin GST Trust**********
Attorney-in-Fact for Corbin K. Rankin Main Trust U/A/D November 30, 2015, as amended **********
Attorney-in-Fact for Elizabeth B. Rankin Main Trust u/a/d November 10, 2015, as amended **********
Attorney-in-Fact for Lynne T. Rankin Main Trust u/a/d December 4, 2015, as amended**********
Attorney-in-Fact for Scott W. Seelbach Main Trust u/a/d December 22, 2015**********
Attorney-in-Fact for Elisabeth Marshall Rankin Main Trust u/a/d/ December 30, 2015, as amended***********
Attorney-in-Fact for Jacob Alan Kuipers Main Trust u/a/d April 26, 2016, as amended************

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 7 to the Schedule 13D/A filed on February 14, 2013.
**	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on April 29, 2015.
***	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 10 to the Schedule 13D/A filed on February 16, 2016.
****	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 11 to the Schedule 13D/A filed on February 14, 2017.
*****	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 12 to the Schedule 13D/A filed on February 14, 2017.
******	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 14 to the Schedule 13D/A filed on February 14, 2018.
*******	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 26 to the Schedule 13D/A filed on February 14, 2019.
********	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 28 to the Schedule 13D/A filed on February 13, 2020.
*********	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 30 to the Schedule 13D/A filed on February 12, 2021.
**********	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 32 to the Schedule 13D/A filed on February 14, 2022.
***********	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 41 to the Schedule 13D/A filed on February 14, 2023.
************	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 43 to the Schedule 13D/A filed herewith.